UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ante5, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

 (Title of Class of Securities)

03665F106
(CUSIP Number)

Bradley Berman
10275 Wayzata Boulevard, Suite 310, Minnetonka, Minnesota 55305
(952) 426-1241

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON:

Twin City Technical, LLC, a North Dakota limited liability company

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
1,720,441
	8.	SHARED VOTING POWER
2,505,641
	9.	SOLE DISPOSITIVE POWER
4,226,082
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,226,082 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.26% Common Stock
14.	TYPE OF REPORTING PERSON OO

Page 3 of 5 Pages

Item 1.   Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, $0.001 par value, of Ante5, Inc., a Delaware corporation. The address of the principal executive offices of Ante5 is 10275 Wayzata Boulevard, Suite 310, Minnetonka, Minnesota 55305.

Item 2.   Identity and Background.

This statement on Schedule 13D is being filed on behalf of Twin City Technical, LLC, a North Dakota limited liability company.  The address of the principal executive offices of Twin City is P.O. Box 2323, Bismark, North Dakota 58502.

Twin City has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Twin City has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Twin City was issued 2,505,641 of these shares on October 7, 2010 as part of the consideration paid to Twin City for its assignment of certain oil and gas mineral leases to Ante5.  Twin City was issued 102,525 of these shares and 2,992 of these shares on March 1, 2011 as part of the consideration paid to Twin City for its assignment of certain oil and gas mineral leases to Ante5. Twin City was issued 435,980 of these shares on March 16, 2011 as part of the consideration paid to Twin City for its assignment of certain oil and gas mineral leases to Ante5.  Twin City was issued 27,844 of these shares on April 7, 2011 as part of the consideration paid to Twin City for its assignment of certain oil and gas mineral leases to Ante5.  Twin City was issued 1,151,100 of these shares on May 5, 2011 as part of the consideration paid to Twin City for its assignment of certain oil and gas mineral leases to Ante5.

Item 4.   Purpose of Transaction.

Twin City acquired the shares of common stock of Ante5 as consideration for its sale of certain oil and gas mineral leases to Ante5 and for investment purposes.  Ante5 retains voting control over 2,505,641 of the shares of common stock of Ante5 acquired by Twin City.

Twin City does not currently have any plans or proposals, either individually or collectively with another person, which relates to or would result in:

(a) The acquisition by any person of additional securities of Ante5, except for possible future sales of oil and gas mineral leases by Twin City to Ante5, or the disposition of securities of Ante5.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ante5 or any of its subsidiaries.

(c) A sale or transfer of a material amount of assets of Ante5 or any of its subsidiaries.

(d) Any change in the present board of directors or management of Ante5, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, other than as mutually agreed by Twin City and Ante5.

(e) Any material change in the present capitalization or dividend policy of Ante5.

(f) Any other material change in Ante5’s business or corporate structure.

Page 4 of 5 Pages

(g) Changes in Ante5’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Ante5 by any person.

(h) Causing a class of securities of Ante5 to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association.

(i) A class of equity securities of Ante5 becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Any action similar to any of those enumerated above in (a) through (i).

Item 5.   Interest in Securities of the Issuer.

The percentages of outstanding shares of Ante5 common stock reported below are based on the statement that as of May 17, 2011 there were 41,180,465 shares of Ante5 common stock outstanding.

(a) Twin City beneficially owns or may be deemed to beneficially own shares of Ante5 common stock as follows:

	No. of Shares	% of Class
Common Shares	4,226,082	10.26%
	4,226,082	10.26%

(b) For information  regarding the number of shares of Ante5 common stock as to which Twin City holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

(c) Other than as set forth herein, there have been no transactions in shares of Ante5 common stock effected by Twin City during the past 60 days.

(d) No person other than Twin City has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Ante5 common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Twin City.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Twin City has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of Ante5, other than as described in this statement on Schedule 13D.

Page 5 of 5 Pages

Item 7.   Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2011

/s/ Terry L. Harris
Terry L. Harris, President